Ecopetrol filed an amendment to give effect and formalize changes to its bylaws approved by its General Shareholders’ Meeting of 2013

Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL; TSX: ECP) announces that the amendment to its bylaws approved by its General Shareholders’ Meeting on was formalized in Public Deed N° 666 with Notary 65 of the of the Bogotá Circuit and filed to give effect and formalize the changes to its bylaws on form 01731747.

This amendment gave the Board of Directors the power to authorize the issuance and placement of non-convertible bonds and other debt securities, as well as to regulate and approve their respective prospectuses. The aim of this amendment is to expedite the process in cases where the Company may issue bonds for financing.

Concretely, two articles of the bylaws of Ecopetrol were amended:

(i)	Article eighteen, letter (g) – Functions of the General Shareholders’ Meeting.

(ii)	Article twenty six, numbers 12, 29 and 30 of the Functions of the Board of Directors.

The changes are summarized in the following table.

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PREVIOUS TEXT	AMENDED TEXT

ARTICLE EIGHTEEN: FUNCTIONS OF THE SHAREHOLDERS’ GENERAL ASSEMBLY.- The Shareholders’ General Assembly shall exercise the following functions, both at its regular and extraordinary meetings:

(…)

(g) Authorize any issuance and placement of shares, as well as to order any issuance of convertible bonds, whether these are or not to be convertible into ordinary or preferred shares.

ARTICLE EIGHTEEN: FUNCTIONS OF THE SHAREHOLDERS’ GENERAL ASSEMBLY.- The Shareholders’ General Assembly shall exercise the following functions, both at its regular and extraordinary meetings:

(…)

(g) Authorize any issuance and placement of shares, as well as ~~to order~~ any issuance of convertible bonds, whether these are ~~or not~~ to be convertible into ordinary or preferred shares.

ARTICLE TWENTY-SIX: FUNCTIONS: Functions of the Board of Directors:

(…)

12) Regulate the issuance and placement of THE COMPANY’s bonds and shares and approve their respective prospectuses. In any event, the Board of Directors may delegate the following to the President of THE COMPANY: approval of the subscription regulation, the issuance prospectus and all other documents relating to the issuance and placement of shares and bonds.

29) All other functions assigned by Law, these Bylaws and the Corporate Governance Code.

ARTICLE TWENTY-SIX: FUNCTIONS: Functions of the Board of Directors:

(…)

12) Regulate the issuance and placement of THE COMPANY’s ~~bonds and~~ shares and approve their respective prospectuses. In any event, the Board of Directors may delegate the following to the President of THE COMPANY: approval of the subscription regulation, the issuance prospectus and all other documents relating to the issuance and placement of shares ~~and bonds~~.

29) Authorize the issuance and placement of THE COMPANY's bonds, provided such bonds are not convertible into shares, and other debt securities or instruments that enable the financing of THE COMPANY, regulate them and approve their respective prospectuses. In any event, the Board of Directors may delegate the following functions to the President of THE COMPANY: the approval of the subscription regulation, the issuance prospectus and all other documents relating to the issuance and placement of securities or instruments.

30) All other functions assigned by Law, these Bylaws and the Corporate Governance Code.

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Bogota, June 13, 2013

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

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